* KW 3/9/14

[redacted]

14046407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM / DD / YY) AND ENDING 12/31/13 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 45th STREET, 33rd FLOOR
(No. and Street)

NEW YORK	NY	10017-0034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK ORZECHOWSKI — 212.905.2506
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name — *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

I, FRANK ORZECHOWSKI swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STORMHARBOUR SECURITIES LP, as of DECEMBER 31, 2013 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

2/25/14
Notary Public

BILLY ZHANG
Notary Public - State of New York
NO. 01ZH6282125
Qualified in Queens County
My Commission Expires May 20, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP

(A Delaware limited partnership)

Statement of Financial Condition

December 31, 2013

pwc

StormHarbour Securities LP

(A Delaware limited partnership)

Statement of Financial Condition

December 31, 2013

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the General and Limited Partner of StormHarbour Securities LP:

We have audited the accompanying statement of financial condition of StormHarbour Securities LP as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, New York
February 24, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	820,053
Receivable from brokers, dealers and clearing organizations		83,517
Deposits with clearing organizations		250,006
Securities owned		1,805,788
Trade receivables		4,015,205
Accrued interest		20,830
Receivable from parent		7,447,682
Total assets	$	14,443,081
Liabilities		
Trade payables	$	613,636
Deferred tax liability		53,983
Total liabilities		667,619
Partners' capital		13,775,462
Total liabilities and partners' capital	$	14,443,081

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA").

The Company primarily engages in trading of corporate debt securities, US government agency securities, and asset backed securities. The Company acts primarily as an agent or on a riskless principal basis but has also to a lesser extent maintains proprietary positions and trades for its own account. The Company may also act as an introducing broker that provides brokerage services to both affiliated and non-affiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

The Company is controlled by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of an administrative services agreement.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition. Actual results could differ from those estimates.

Securities Transactions

Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Securities Owned

Securities owned are recorded on trade date and at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates. While income statement accounts are translated with actual spot rates as of the date of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3. Transactions with Related Parties

The receivable from parent on the Statement of Financial Condition of $7,447,682 is subject to the conditions of the Partnerships Limited Partnership Agreement and is repayable upon demand.

The above transactions are settled through intercompany accounts periodically throughout the year. At December 31, 2013 the Company has no outstanding payable to the Parent.

4. Receivable From and Payable to Clearing Organizations

During the year ended December 31, 2013, the Company conducted its transactions through one clearing organization. As of December 31, 2013, receivable from and payable to the clearing organization totaled $83,517 and $19,699, respectively.

5. Trade Receivables

Trade receivables consist primarily of investment banking fees receivable. As of December 31, 2013 other receivables totaled $4,015,205 and is net of an allowance for doubtful debts of $50,000.

The Company may from time to time receive investment banking fees over a period in excess of one year. The revenue and receivable is recorded at its present value using an effective interest rate based on an approximation of the debtors financing rate. The remaining discount recognized on receivables on the statement of financial condition is $3,288 with effective interest rates ranging from 0.04% to 1.03%. Interest income on trade receivables is not material in 2013.

6. Deposits Held by Clearing Organizations

Under the terms of the clearing agreements between the Company and the clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing organization. Should the clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organization.

As of December 31, 2013, the Company has recorded no liabilities with regard to this obligation. As of December 31, 2013, the total deposits held at the clearing organization was $250,006.

7. Income Taxes

The Company has accrued a provision as for its share of New York City's Unincorporated Business Tax based on the separate return method accepted under ASC 740, "Accounting for Income taxes" ("ASC 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

At the balance sheet date, the Company had a deferred tax liability of $53,983.

8. Credit and Concentration Risk

The Company is exposed to credit risk for trading receivables from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2013, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were held at one institution.

9. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 1,716,570
Equity securities	-	89,218	-

Level 3 Financial Assets and Liabilities
Year ended December 31, 2013

		Total Gains/Losses Included in Income			
	Beginning Balance	Unrealized Loss	Realized Gain	Purchases and Settlements	Ending Balance
Assets					
Asset backed securities	$ 748,308	$ (582,429)	$ 4,074,494	$ (2,523,804)	$ 1,716,570
	$ 748,308	$ (582,429)	$ 4,074,494	$ (2,523,804)	$ 1,716,570

Gains and losses are included within trading revenue of the statement of income.

(in US Dollars)

	Quantitative Information About Level 3 Fair Value Measurements			
Financial instrument	Fair Value December 31, 2013	Valuation Technique(s)	Inputs	Range/%
Collateralized debt obligation	$ 1,229,607	Discounted net asset value & cash flow analysis	Discount rate	13-15%
Residential mortgage backed securities	351,963	Discounted cash flow & comparable market data	Discount rate	7-9%
Commercial mortgage backed security	135,000	Scenario analysis - legal proceedings	Estimated recovery percentage	25%

10. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $^2/_3$% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $506,787 which was $406,770 in excess of its required net capital of $100,000.

11. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will not have a material adverse effect on the Company's results of operations, cash flows or financial position.

12. Subsequent Events

On February 24, 2014, the Company resolved to pay $1,824,229 in the form of draw against Net Cash Flow, as defined in Section 4.2 of the Company's limited partnership agreement.